# SLN Management, LLC
# Profit and Loss
### January 2018 - August 2020

| | Jan - Dec 2018 | Jan - Dec 2019 | Jan - Aug, 2020 |
|---|---|---|---|
| **Income** | | | |
| 40000 Human Capital Services | 2,543,776.02 | 3,284,987.37 | 2,116,142.83 |
| 43000 Royalties | | 430,994.34 | 933,216.63 |
| 46000 Merchandise Sales | 7,217,557.22 | 350,865.27 | 1,073.86 |
| 47000 Export Sales | 1,629,223.70 | 2,071,372.14 | 1,513,991.81 |
| 48000 Shipping & Handling | | 209.79 | 951.93 |
| 49000 Product Returns | | -4,098.08 | -356.94 |
| **Total Income** | **$11,390,556.94** | **$6,134,330.83** | **$4,565,020.12** |
| **Cost of Goods Sold** | | | |
| 50000 Cost of Goods Sold | 5,346,398.34 | 1,405,774.00 | 985,729.76 |
| 50100 Additional Supplies | 162,174.49 | 299,742.86 | 37,964.00 |
| 50200 Freight Out | | 16,676.13 | |
| 50300 Landing Cost | 602,784.67 | 137,844.57 | |
| **Total Cost of Goods Sold** | **$ 6,111,357.50** | **$1,860,037.56** | **$1,023,693.76** |
| **Gross Profit** | **$ 5,279,199.44** | **$4,274,293.27** | **$3,541,326.36** |
| **Expenses** | | | |
| 61100 Advertising & Marketing | 117,692.57 | 5,161.70 | 4,948.55 |
| 61205 Auto Expense | 6,494.79 | 5,613.02 | 4,121.74 |
| 61400 Bank Charges | 1,904.64 | 2,771.81 | 3,261.04 |
| 62100 Dues & Subscriptions | 5,786.98 | 5,130.76 | 3,528.25 |
| 62900 Guaranteed Payments | | | |
| 62910 BMU | 118,500.00 | 118,500.00 | 118,500.03 |
| 62920 FMU | 118,500.00 | 118,500.00 | 118,500.03 |
| 62930 JCMU | 118,500.00 | 118,500.00 | 118,500.03 |
| Total 62900 Guaranteed Payments | $ 355,500.00 | $ 355,500.00 | $ 355,500.09 |
| 63100 Information Technology | 13,972.57 | 14,730.55 | 12,893.61 |
| 63105 Comp and Int Exp | 3,185.25 | 4,489.46 | 3,866.99 |
| 63200 Insurance Expense | | | |
| 63210 Auto Insurance | 1,206.24 | 2,296.13 | 1,733.25 |
| 63230 Renters Insurance | 306.00 | | |
| Total 63200 Insurance Expense | $ 1,512.24 | $ 2,296.13 | $ 1,733.25 |
| 63300 Legal & Professional Fees | | | |
| 63310 Accounting | 7,000.00 | 91,987.50 | |
| 63335 Legal fees | 117,576.94 | 92,546.88 | 18,112.29 |
| 63345 Sub Contractor | 789,050.28 | 514,778.77 | 283,162.37 |
| 63355 Consulting Fees | 43,750.00 | 6,150.00 | |
| 63360 Temporary Help | 1,360.00 | 2,935.70 | |
| Total 63300 Legal & Professional Fees | $ 958,737.22 | $ 708,398.85 | $ 301,274.66 |
| 64500 Licenses & Permits | 1,527.50 | 3,478.63 | 6,310.73 |
| 64600 Merchant Service Fees | 723.20 | 264.10 | |
| 64800 Office Expense & Supplies | 5,493.34 | 9,681.95 | 9,279.88 |

| | | | |
|---|---|---|---|
| **65200 Leased Employee Expenses** | | | |
| 65210 Leased Employees | 500,253.01 | 463,010.92 | 312,925.60 |
| 65220 Leased Employee Expense | 57,448.51 | 53,083.02 | 34,804.01 |
| 65230 Delivery Fee | 190.00 | 150.00 | 100.00 |
| 65240 Health Insurance | 192,477.90 | 200,262.87 | 142,243.51 |
| **Total 65200 Leased Employee Expenses** | **$ 750,369.42** | **$ 716,506.81** | **$ 490,073.12** |
| 65700 Postage and Delivery | 198.83 | 305.85 | 13.15 |
| 65900 Production Service Expense | 232,734.79 | 101,582.37 | 4,750.57 |
| 67100 Rent Expense | 16,365.59 | 38,400.00 | 25,600.00 |
| 67200 Repairs & Maintenance | 269.00 | | |
| 67300 Samples & Prototypes | 4,866.24 | 1,117.04 | |
| 67400 Sales Commissions | 62,949.73 | 150,102.85 | 130,567.79 |
| 67500 Telephone Expense | 1,301.86 | 46.19 | 143.67 |
| **68000 Travel & Entertainment** | | | |
| 68100 Meals & Entertainment - 100% | 2,873.02 | 4,598.07 | 264.45 |
| **68200 Travel Expense** | | | |
| 68210 Incidental | 449.68 | 120.46 | |
| 68220 Lodging | 26,324.48 | 28,242.09 | 1,286.73 |
| 68230 Meals | 7,520.92 | 7,926.79 | 403.99 |
| 68250 Travel Airfare/Transportation | 24,679.73 | 31,251.05 | 3,172.75 |
| 68270 Auto Exp - Transportation | 7,541.02 | 1,921.67 | 392.00 |
| 68280 Parking Taxi Tolls | 1,297.40 | | |
| **Total 68200 Travel Expense** | **$ 67,813.23** | **$ 69,462.06** | **$ 5,255.47** |
| **Total 68000 Travel & Entertainment** | **$ 70,686.25** | **$ 74,060.13** | **$ 5,519.92** |
| **Total Expenses** | **$ 2,612,272.01** | **$ 2,199,638.20** | **$ 1,363,387.01** |
| **Net Operating Income** | **$ 2,666,927.43** | **$ 2,074,655.07** | **$ 2,177,939.35** |
| **Other Income** | | | |
| 89000 Prior Period Adjustments | | 0.00 | 22,011.22 |
| **Total Other Income** | | **$ 0.00** | **$ 22,011.22** |
| **Other Expenses** | | | |
| 92000 Interest Expense | | | 2,668.46 |
| 93000 Depreciation Expense | 990.76 | 898.44 | 598.96 |
| 94000 Prior Year Expense | 21,273.00 | 145,927.51 | |
| **Total Other Expenses** | **$ 22,263.76** | **$ 146,825.95** | **$ 3,267.42** |
| **Net Other Income** | **-$ 22,263.76** | **-$ 146,825.95** | **$ 18,743.80** |
| **Net Income** | **$ 2,644,663.67** | **$ 1,927,829.12** | **$ 2,196,683.15** |